03035549

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Hauser, Inc.
Exact Name of Registrant as Specified in Charter

0000773723
Registrant CIK Number

Form 8-K FOR 10/15/03
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

0-17174
SEC File Number, if available

PROCESSED
OCT 27 2003
THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 21st day of October 2003.

HAUSER, INC.

By: [signature]
Name: Kenneth C. Cleveland
Title: President and Chief Executive Officer

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS MONTHLY OPERATING REPORT FOR THE MONTH ENDED SEPTEMBER 30, 2003 IS BEING FILED IN PAPER FORMAT PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

MONTHLY OPERATING REPORT

FOR THE MONTH ENDED SEPTEMBER 30, 2003

OF

HAUSER, INC. AND ITS WHOLLY OWNED SUBSIDIARIES BOTANICALS INTERNATIONAL EXTRACTS, INC., HAUSER TECHNICAL SERVICES, INC. AND ZETAPHARM, INC.

COPY

Office of the United States Trustee

In re: Botanicals International Extracts Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18788-BB	**Debtor In Possession Operating Report** Report Number: 6 For the period- FROM: September 1, 2003 TO: September 30, 2003

15 A 11: 09

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:			
INCOME			
Gross Sales			
(Sales Returns and Discounts)			
Net Sales			
Beginning Inventory at Cost			
Add: Purchases			
Less: Ending Inventory at Cost			
Cost of Goods Sold			
Gross Profit			
Other Operating Revenues - Rentals			
Total Income			
EXPENSES			
Officer Compensation			
Salaries and Wages - Other Employees			
Employee Benefits and Pensions			
Total Employee wages, benefits, and pensions			
Payroll Taxes			
Real Estate Taxes			
Federal and State Income Taxes			
Total Taxes			
Rent and Lease Exp. (Real and Personal Property)			
Interest Expense (Mortgage, Loan, etc.)			
Insurance			
Automobile Expense			
Utilities (Gas. Electricity, Water, Telephone, etc.)			
Depreciation and Amortization			
Repairs and Maintenance			
Advertising			
Supplies, Office Expenses, Photocopies, etc.			
Bad Debts			
Miscellaneous Operating Expenses (See Attached)			
Total other operating costs & Expenses			
Total Operating Expenses			
Net Gain/Loss from Business Operations			
B. Not Related to Business Operations:			
INCOME			
Interest Income			
Other Non-Operating Revenues (Specify)			
Gross Proceeds on Sale of Assets			
Less: Original Cost of Assets plus Expenses of Sale			
Net Gain/Loss on Sale of Assets			
Total Non-Operating Income			
EXPENSES			
Legal and Professional Fees (Specify)			
Other Non-Operating Expenses (Specify)			
Total Non-Operating Expenses			
Net Gain/Loss Not from Business Operations			
NET INCOME / LOSS FOR PERIOD			

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	276,067	2,106,925
Overdue - 31 - 60 Days	3,597	877,628
Overdue - 61 - 90 Days	(54)	197,717
Overdue - 91 - 120 Days	(359)	89,839
Overdue - Over 121 Days	-	285,707
TOTAL	279,251	3,557,816

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
Adron Inc.	Monthly	1,950	10/1/2003		$ -

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consist with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: N/A

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes			N/A
State Payroll and Withholding Taxes			N/A
State Sales and Use Taxes			-
Real Property Taxes			-

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	None	$ 250	8/1/2003	$ 250	3902	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 10/9/2003

Thomas W Hanlon

Debtor In Possession or Trustee
Secretary/Treasurer

Botanicals International Extracts, Inc.
September 30, 2003
Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Six Months Ended Year-to-date Actual
Sales	$ 2,288	$ 12,041
Cost of Sales	1,914	9,697
Gross margin	373	2,345
Sales and marketing	179	1,086
G & A expenses	67	459
Total	246	1,545
Contribution	**127**	**799**
Corporate Services	171	1,121
Operating income (loss)	**(44)**	**(322)**
Interest expense	-	(167)
Profit (Loss) before Other Income (Expense)	**(44)**	**(488)**
Chapter 11 Reorganization Costs	-	-
Profit (loss) before tax	**(44)**	**(488)**
Income taxes	-	-
Net income (loss)	**$ (44)**	**$ (488)**

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 6

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	10/19/2003
Property	St. Paul/Acordia	See Below	11/1/2003	9/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	9/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	9/30/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	9/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	9/30/2003
Crime/Employee Dishonest	St. Paul/Acordia	200,000	11/1/2003	9/30/2003

In re: Botanicals International Extracts Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 6

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor In Possession Operating Report** Report Number: 6 For the period- FROM: September 1, 2003 TO: September 30, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	70,113	143,996
Overdue - 31 - 60 Days	12,085	83,029
Overdue - 61 - 90 Days	18,396	47,967
Overdue - 91 - 120 Days	(22)	58,159
Overdue - Over 121 Days		782,168
TOTAL	100,572	1,115,320

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
GE Capital	Monthly	198	10/12/2003		
Micron Commercial Computer Svs	Quarterly	93	11/1/2003		
Micron Leasing	Monthly	324	10/15/2003		
Xerox Corporation	Monthly	202	10/22/2003		
Xerox Corporation	Monthly	766	10/1/2003		
Xerox Corporation	Monthly	970	10/22/2003		
Advanced Trailer Leasing	Monthly	135	10/15/2003		
Advanced Trailer Leasing	Monthly	155	10/15/2003		
Advanced Trailer Leasing	Monthly	135	10/15/2003		
McDonald Farms	Monthly	2,150	10/3/2003		
Western Disposal	Monthly	1,244	10/20/2003		
Hasler Mailing Systems & Solutions	Quarterly	46	11/21/2003		
Continental Development Corp.	Monthly	2,886	11/1/2003		
Rocky Net	Monthly	935	10/3/2003		
Tolin Mechanical Systems	Quarterly	828	11/1/2003		
Bay 4 Capital	Monthly	9,635	8/1/2003	3	$ 28,905

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consist with the terms of the cash collateral agreement.

The Debtor is in the process of negotiating the return of surplus leased equipment to Bay 4 Capital.

4. Tax Liability:

Gross Payroll Expense for Period: 161,326

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	9/30/2003	38,738	
State Payroll and Withholding Taxes	9/30/2003	5,684	
State Sales and Use Taxes	None		58
Real Property Taxes	None		

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Stutman, Treister & Glatt	Attorney	$ 478,000
Kaye Scholer LLP	Attorney	$ 426,000
Pellzman, Glassman, Wep & Kempinsky LLP	Attorney	$ 81,000
Deloitte & Touche LLP	Accountant	$ 65,000
Willkie Farr & Gallagher	Attorney	$ 176,000

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
June 30,2003	6,997,191	$ 10,000	8/7/2003	$ 10,000	3946	$ -

I, (Name/Title:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 10/14/03

Thomas W. Hanlon

Debtor in Possession or Trustee
Chief Financial Officer

Hauser, Inc.
September 30, 2003

Actual vs. Budget
(dollars in thousands)

	Current Month Actual	Six Months Ended Year-to-date Actual
Sales	$394	$2,111
Cost of Sales	438	1,898
Gross margin	(44)	213
Sales and marketing	43	284
G & A expenses	278	1,776
Total Operating Cost	322	2,060
Contribution	**(365)**	**(1,847)**
Corporate Services	(222)	(1,375)
Operating income (loss)	**(143)**	**(472)**
New products expense	(61)	(377)
Interest expense	(13)	(246)
Profit (Loss) before Other Income	**(218)**	**(1,095)**
Gain/(Loss) on Sale of Assets	6	6
Chapter 11 Reorganization Costs	(228)	(1,272)
Profit (loss) before tax	**(440)**	**(2,362)**
Income taxes	-	-
Net income (loss)	**($440)**	**($2,362)**

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 6

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	10/19/2003	10/19/2003
Property	St. Paul/Acordia	See Below	11/1/2003	9/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	9/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	9/30/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	9/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	9/30/2003
Crime/Employee Dishonest	St. Paul/Acordia	200,000	11/1/2003	9/30/2003

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Section	Category	Item	Amount	Subtotal	Total Liability
Liability Recap	Taxes Debited	Federal Income Tax	8,052.73		
		Earned Income Credit Advances	.00		
		Social Security - EE	3,980.68		
		Social Security - ER	3,980.84		
		Social Security Adj - EE	.00		
		Medicare - EE	1,124.18		
		Medicare - ER	1,124.25		
		Medicare Adj - EE	.00		
		Federal Unemployment Tax	.00		
		State Income Tax	2,801.82		
		State Unemployment Insurance - EE	.00		
		State Unemployment/Disability Ins - ER	.00		
		State Unemployment Insurance Adj - EE	.00		
		State Disability Insurance - EE	17.73		
		State Disability Insurance Adj - EE	.00		
		Workers' Benefit Fund Assessment - EE	.00		
		Workers' Benefit Fund Assessment - ER	.00		
		Local Income Tax	.00		
		School District Tax	.00		
		Total Taxes Debited — Account Number 4946088353	.00	22,112.54	
	Other Transfers	ADP Direct Deposit — Account Number 4143086353			
		Wage Garnishments — Account Number 4375888922		44,211.34	
		Total Amount Debited From Your Accounts		791.87	67,115.78
	Bank Debits and Other Liability	Checks			67,115.78
		Adjustments/Prepay/Voids		11,219.88	78,335.63
	Taxes - Your Responsibility	None This Payroll		.00	78,335.63
					78,335.63

←

ADP® Statistical Summary Recap

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch : 3461
Quarter Number: 3

Period Ending : 08/30/2003
Pay Date : 09/05/2003
Current Date : 08/29/2003

Week 36
Page 1

© Automatic Data Processing, Inc.

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Net Pay	Checks					11,219.88		
	Direct Deposits					44,211.34		
	Subtotal Net Pay						55,431.22	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						55,431.22	

Taxes	Agency	Rate	You are responsible for Depositing these amounts: EE withheld	ER contrib.	Amount debited from your account: EE withheld	ER contrib.		
Federal	Federal Income Tax				9,082.73			
	Earned Income Credit Advances							
	Social Security				3,980.88	3,980.84		
	Medicare				1,124.19	1,124.25		
	Federal Unemployment Tax							
	Subtotal Federal				14,187.80	5,105.09	19,292.89	
State	CA State Income Tax				318.92			
	CA State Unemployment/Disability Ins-ER	3.5000						
	CA State Disability Insurance-EE				17.73			
	Subtotal CA				336.65		336.65	
	CO State Income Tax				2,483.00			
	CO State Unemployment/Disability Ins-ER	3.3200						
	Subtotal CO				2,483.00		2,483.00	
	Total Taxes		.00	.00	17,007.45	5,105.09	22,112.54	
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				22,112.54 Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				44,211.34			
	Amount ADP Debited From Account	4945086353	Tran/ABA	121000248				44,211.34 Employee Transaction
	Wage Garnishments				791.87			
	Amount ADP Debited From Account	4378844822	Tran/ABA	121000248				791.87
Total Amount ADP Debited From Your Accounts								67,115.75

ADP Statistical Summary Detail

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 3461
Quarter Number: 3

Period Ending: 08/30/2003
Pay Date: 09/05/2003
Current Date: 08/29/2003

Week 36
Page 2

©, Automatic Data Processing, Inc.

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Liability Recap	Taxes Debited	Federal Income Tax	9,817.20			
		Earned Income Credit Advances	.00			
		Social Security - EE	4,063.30			
		Social Security - ER	4,063.28			
		Social Security Adj - EE	.00			
		Medicare - EE	1,143.54			
		Medicare - ER	1,143.53			
		Medicare Adj - EE	.00			
		Federal Unemployment Tax	13.85			
		State Income Tax	2,788.92			
		State Unemployment Insurance - EE	.00			
		State Unemployment/Disability Ins - ER	67.46			
		State Unemployment Insurance Adj - EE	.00			
		State Disability Insurance - EE	17.74			
		State Disability Insurance Adj - EE	.00			
		Workers' Benefit Fund Assessment - EE	.00			
		Workers' Benefit Fund Assessment - ER	.00			
		Local Income Tax	.00			
		School District Tax	.00			
		Total Taxes Debited Account Number 4945086353		22,308.83		
	Other Transfers	ADP Direct Deposit Account Number 4945086353		44,103.19		
		Wage Garnishments Account Number 4945086353		607.28		Total Liability
		Total Amount Debited From Your Accounts			67,019.28	67,019.28
	Bank Debits and Other Liability	Checks		12,750.65		79,769.93
		Adjustments/Prepay/Voids		.00		79,769.93
	Taxes - Your Responsibility	None This Payroll				
						79,769.93

ADP® Statistical Summary Recap

© 1995 Automatic Data Processing, Inc.

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Hauser

Batch : 4795
Quarter Number: 3

Period Ending : 09/13/2003
Pay Date : 09/19/2003
Current Date : 09/15/2003

Week 38
Page 1

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			You are responsible for Depositing these amounts		Amount debited from your account				
Net Pay	Checks					12,750.65			
	Direct Deposits					44,103.19			
	Subtotal Net Pay						56,863.84		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						56,863.84		
Taxes									
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.			
	Federal Income Tax				9,017.20				
	Earned Income Credit Advances								
	Social Security				4,063.30	4,063.29			
	Medicare				1,143.54	1,143.53			
	Federal Unemployment Tax					13.85			
	Subtotal Federal				14,224.04	5,220.67	19,444.71		
State	CA State Income Tax				319.92				
	CA State Unemployment/Disability Ins-ER 3.5000								
	CA State Disability Insurance-EE				17.74				
	Subtotal CA				336.66		336.66		
	CO State Income Tax				2,470.00				
	CO State Unemployment/Disability Ins-ER	3.3800				57.46			
	Subtotal CO				2,470.00	57.46	2,527.46		
	Total Taxes		.00	.00	17,030.70	5,278.13	22,308.83		
	Amount ADP Debited From Account	4945098353	Tran/ABA	121000248				22,308.83	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				44,103.19				Employee Transaction
	Wage Garnishments				607.26				
	Amount ADP Debited From Account	4945098353	Tran/ABA	121000248				44,710.45	
Total Amount ADP Debited From Your Accounts								67,019.28	

ADP Statistical Summary Detail

© 1995, Automatic Data Processing, Inc.

HAUSER, INC.
Company Code: TAR
Region Name: DESERT MOUNTAIN

Batch: 4795
Quarter Number: 3

Period Ending: 09/13/2003
Pay Date: 09/19/2003
Current Date: 09/15/2003

Week 38
Page 2

In re: Hauser Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 6

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB		Debtor In Possession Operating Report Report Number: 6 For the period- FROM: September 1, 2003 TO: September 30, 2003

OFFICE OF US TRUSTEE LOS ANGELES CA

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

See Attached Sheet

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts paya

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	97,309	330,207
Overdue - 31 - 60 Days		1,450
Overdue - 61 - 90 Days		6,392
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		
TOTAL	97,309	338,049

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
US Filter	Semi-annual	110	12/1/2003	None	
US Filter	Quarterly	63	10/15/2003	None	
GE Capital	Monthly	1,058	11/2/2003	None	
Advanced Trailer Leasing	Monthly	134	10/1/2003	None	
Neopost	Monthly	212	10/22/2003	None	
Pure Water	Monthly	264	10/20/2003	None	
Trinity Capital	Monthly	261	10/15/2003	None	
6800 Broadway Bsn Ctr	Monthly	27,175	11/1/2003	None	
Woodspear Properties	Monthly	17,116	11/1/2003	None	

* Explanation for Non-Payment: In addition, debtors are accruing interest to Wells Fargo Bank, NA, at the rate of 1.5% per annum consistent with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: **177,234**

Gross Sales Subject to Sales Tax for Period: N/A

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	by - 9/30/2003	45,059	-
State Payroll and Withholding Taxes	by - 9/30/2003	6,101	-
State Sales and Use Taxes	None	-	3,938
Real Property Taxes			

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
6/30/2003	5,000	5,000	8/12/2003	5,000	11613	0

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 10/9/2003

Debtor in Possession or Trustee
Title - Secretary / Treasurer

Hauser Technical Services
Hauser Contract Research Organization
Summary Income Statement
September 30, 2003
(dollars in thousands)

	Month Actual	Year-to-date Actual
Sales	$354	2,864
Cost of sales	345	2,335
Gross margin	9	529
Sales and marketing	13	76
R & D expenses		
G & A expenses	23	147
Total	35	224
Contribution	(26)	305
Corporate Services	51	254
Operating income (loss)	(77)	51
Interest expense	0	(56)
Reorganization Costs	0	(5)
Profit (loss) before tax	($77)	($10)

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 6

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	10/19/2003
Property	St. Paul/Acordia	See Below	11/1/2003	9/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
California	No autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt. Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	9/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	9/30/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	9/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	9/30/2003
Crime/Employee Dishonesty	St. Paul/Acordia	200,000	11/1/2003	9/30/2003

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Liability Recap

Taxes Debited	Federal Income Tax		9,507.08		
	Earned Income Credit Advances		.00		
	Social Security - EE		6,285.43		
	Social Security - ER		6,285.43		
	Social Security Adj - EE		.00		
	Medicare - EE		1,236.09		
	Medicare - ER		1,236.11		
	Medicare Adj - EE		.00		
	Federal Unemployment Tax		27.84		
	State Income Tax		3,009.00		
	State Unemployment Insurance - EE		.00		
	State Unemployment/Disability Ins - ER		21.42		
	State Unemployment Insurance Adj - EE		.00		
	State Disability Insurance - EE		.00		
	State Disability Insurance Adj - EE		.00		
	Workers' Benefit Fund Assessment - EE		.00		
	Workers' Benefit Fund Assessment - ER		.00		
	Local Income Tax		.00		
	School District Tax		.00		
	Total Taxes Debited	Account Number 4945088361	25,638.18		
Other Transfers	ADP Direct Deposit	Account Number 4945088361	49,712.41		Total Liability
	Total Amount Debited From Your Account			73,350.59	73,350.59
Bank Debits and Other Liability	Checks		11,876.99		87,227.58
	Adjustments/Prepay/Voids		.00		87,227.58
Taxes - Your Responsibility	None This Payroll				
					87,227.58

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Net Pay	Checks					11,876.99		
	Direct Deposits					49,712.41		
	Subtotal Net Pay						61,589.40	
	Adjustments					.00		
	Total Net Pay Liability (Net Cash)						61,589.40	
Taxes			You are responsible for Depositing these amounts		Amount debited from your account			
Federal	Agency	Rate	EE withheld	ER contrib.	EE withheld	ER contrib.		
	Federal Income Tax				9,507.06			
	Earned Income Credit Advances							
	Social Security				5,285.43	5,285.43		
	Medicare				1,236.09	1,236.11		
	Federal Unemployment Tax					27.64		
	Subtotal Federal				16,028.58	6,549.18	22,577.76	
State	CO State Income Tax				3,039.00			
	CO State Unemployment/Disability Ins-ER	.6200				21.42		
	Subtotal CO				3,039.00	21.42	3,060.42	
	Total Taxes		.00	.00	19,067.58	6,570.60	25,638.18	
	Amount ADP Debited From Account	4945088361	Tran/ABA	121000248				25,638.18
Other	ADP Direct Deposit				49,712.41			
Transfers	Amount ADP Debited From Account	4945088361	Tran/ABA	121000248				49,712.41
Total Amount ADP Debited From Your Accounts								75,350.59

Excludes Taxes That Are Your Responsibility

44 Employee Transactions

ADP Statistical Summary Detail

HAUSER TECH SERVICES

Company Code: MBA

Region Name: DESERT MOUNTAIN

Batch: 3463
Quarter Number: 3

Period Ending: 08/30/2003
Pay Date: 09/04/2003
Current Date: 08/29/2003

Week 36
Page 2

© 1995 Automatic Data Processing, Inc.

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Liability Recap					
Taxes Debited	Federal Income Tax	8,413.03			
	Earned Income Credit Advances	.00			
	Social Security - EE	5,284.18			
	Social Security - ER	5,284.18			
	Social Security Adj. - EE	.00			
	Medicare - EE	1,236.01			
	Medicare - ER	1,236.82			
	Medicare Adj. - EE	.00			
	Federal Unemployment Tax	27.92			
	State Income Tax	3,019.09			
	State Unemployment Insurance - EE	.00			
	State Unemployment/Disability Ins. - ER	21.84			
	State Unemployment Insurance Adj. - EE	.00			
	State Disability Insurance - EE	.00			
	State Disability Insurance Adj. - EE	.00			
	Workers' Benefit Fund Assessment - EE	.00			
	Workers' Benefit Fund Assessment - ER	.00			
	Local Income Tax	.00			
	School District Tax	.00			
	Total Taxes Debited Account Number 4946086361		25,521.59		
Other Transfers	ADP Direct Deposit Account Number 4945086361		49,425.09		Total Liability
	Total Amount Debited From Your Account			74,946.68	74,946.68
Bank Debits and Other Liability	Checks		11,840.71		86,787.39
	Adjustments/Prepay/Voids		.00		86,787.39
Taxes - Your Responsibility	None This Payroll				
					86,787.39

ADP Statistical Summary Recap

© 1995, Automatic Data Processing, Inc.

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

CRO

Batch: 4794
Quarter Number: 3

Period Ending: 09/13/2003
Pay Date: 09/18/2003
Current Date: 09/15/2003

Week 38
Page 1

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		Rate	You are responsible for Depositing these amounts: EE w/Orheld	You are responsible for Depositing these amounts: ER contrib.	Amount debited from your account: EE withheld	Amount debited from your account: ER contrib.			
Net Pay	Checks					11,840.71			
	Direct Deposits					49,425.09			
	Subtotal Net Pay						61,265.80		
	Adjustments					.00			
	Total Net Pay Liability (Net Cash)						61,265.80		
Taxes									
Federal	Federal Income Tax				9,413.03				
	Earned Income Credit Advance								
	Social Security				5,284.18	5,284.19			
	Medicare				1,235.81	1,235.82			
	Federal Unemployment Tax					27.92			
	Subtotal Federal				16,933.02	6,547.93	22,480.95		
State	CO State Income Tax				3,019.00				
	CO State Unemployment/Disability Ins-ER	.6200				21.64			
	Subtotal CO				3,019.00	21.64	3,040.64		
	Total Taxes		.00	.00	19,952.02	6,569.57	25,521.59		
	Amount ADP Debited From Account 4945065361 Tran/ABA 121000248							25,521.59	Excludes Taxes That Are Your Responsibility
Other Transfers	ADP Direct Deposit				49,425.09				44 Employee Transactions
	Amount ADP Debited From Account 4945065361 Tran/ABA 121000248							49,425.09	
Total Amount ADP Debited From Your Accounts								74,946.68	

ADP Statistical Summary Detail

© 1995, Automatic Data Processing, Inc.

HAUSER TECH SERVICES
Company Code: MBA
Region Name: DESERT MOUNTAIN

Batch : 4794
Quarter Number: 3

Period Ending : 09/13/2003
Pay Date : 09/16/2003
Current Date : 09/15/2003

Week 38
Page 2

In re: Hauser Technical Services, Inc.
A Delaware Corporation

Debtor In Possession Operating Report
Report Number: 6

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
	None	
Total Legal and Professional Fees		

Other Non-Operating Expenses

	None	
Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Zetapharm Inc. A New York Corporation Debtor Chapter 11 Case No: LA 03-18802-BB	Debtor In Possession Operating Report Report Number: 6 For the period- FROM: September 1, 2003 TO: September 30, 2003

1. Profit and Loss Statement (Accrual Basis Only)

A. Related in Business Operations:				
INCOME				
Gross Sales				
(Sales Returns and Discounts)				
Net Sales				
Beginning Inventory at Cost				
Add: Purchases				
Less: Ending Inventory at Cost				
Cost of Goods Sold				
Gross Profit				
Other Operating Revenues - Rentals				
Total Income				
EXPENSES				
Officer Compensation				
Salaries and Wages - Other Employees				
Employee Benefits and Pensions				
Total Employee wages, benefits, and pensions				
Payroll Taxes				
Real Estate Taxes				
Federal and State Income Taxes				
Total Taxes				
Rent and Lease Exp. (Real and Personal Property)				
Interest Expense (Mortgage, Loan, etc.)				
Insurance				
Automobile Expense				
Utilities (Gas. Electricity, Water, Telephone, etc.)				
Depreciation and Amortization				
Repairs and Maintenance				
Advertising				
Supplies, Office Expenses, Photocopies, etc.				
Bad Debts				
Miscellaneous Operating Expenses (See Attached)				
Total other operating costs & Expenses				
Total Operating Expenses				
Net Gain/Loss from Business Operations				
B. Not Related to Business Operations:				
INCOME				
Interest Income				
Other Non-Operating Revenues (Specify)				
Gross Proceeds on Sale of Assets				
Less: Original Cost of Assets plus Expenses of Sale				
Net Gain/Loss on Sale of Assets				
Total Non-Operating Income				
EXPENSES				
Legal and Professional Fees (Specify)				
Other Non-Operating Expenses (Specify)				
Total Non-Operating Expenses				
Net Gain/Loss Not from Business Operations				
NET INCOME / LOSS FOR PERIOD				

No activity for this period

2. Aging of Accounts Payable and Accounts Receivable*

*exclude pre-petition accounts payable

	Accounts Payable	Accounts Receivable
Current - Under 30 Days	None	-
Overdue - 31 - 60 Days		-
Overdue - 61 - 90 Days		-
Overdue - 91 - 120 Days		-
Overdue - Over 121 Days		21,857
TOTAL	-	21,857

3. Statement of Status of Payments to Secured Creditors and Lessors:

				Post-Petition Payments Not Made*	
Creditor/Lessor	Frequency of Payments per Contract/Lease (I.e. mo/qtr)	Amount of Each Payment	Next Payment Due	Number	Amount
None					

* Explanation for Non-Payment: In addition, debtors are accruing interest at the rate of 1.5% per month consist with the terms of the cash collateral agreement.

4. Tax Liability:

Gross Payroll Expense for Period: None

Gross Sales Subject to Sales Tax for Period: None

Type of Tax	Date Paid	Amount Paid*	Post-Petition Taxes Still Owing
Federal Payroll and Withholding Taxes	None		
State Payroll and Withholding Taxes	None		
State Sales and Use Taxes	None		
Real Property Taxes	None		

* Attach photcopies of depository receipts from taxing authorities or financial institutions to verify that such deposits or payments have been made.

5.Insurance Coverage:

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation				
Liability				
Fire and Extended Cover'g				
Property				
Theft				
Life (list beneficiary)				
Vehicle				
Other (specify)				

Please see attachment for insurance coverage

6. Questions:

A. Has the Debtor in Possession provided compensation to any officers, directors, shareholders, or other principals without the approval of the Office of the United States Trustee?

	YES (Explain:)
X	NO

Has the Debtor in Possession, subsequent to the filing of the petition, made any payments on its pre-petition unsecured debt except as have been authorized by the Court?

	YES (Explain:)
X	NO

7. Statement of Unpaid Professional Fees (Post-Petition Amounts only).

Name of Professional	Type of Professional (Attorney, accountant, etc.)	Total Post-Petition Amount Unpaid
Unpaid Professional Fees are listed in		
Hauser, Inc.'s Operating Report.		

8. Narrative Report of Significant Events and Events out of the Ordinary Course of Business*

*(Attach separate sheet if necessary) Please use this area for comments regarding the operation of the chapter 11 debtor

None

9. Quarterly Fees*

*This Fee must be paid to the United States Trustee every calendar quarter

Quarterly Period Ending	Total Disbursements for Quarter	Quarterly Fee	Date Paid	Amount Paid	Check Number	Quarterly Fee Still Owing
30-Jun-03	None	$ 250	8/1/2003	$ 250	3903	$ -

I, (Name/Title:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Operating Report is true and complete to the best of my knowledge

Dated: 10/9/2003

Thomas W Hanlon

Debtor In Possession or Trustee
Secretary/Treasurer

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 6

Type of Insurance	Carrier/Agent Name	Amount Of Coverge	Policy Expiration Date	Premium Paid Through Date
Workers' Compensation	Wausau Insurance/Acordia	$1MM/$1MM/$1MM	4/1/2004	4/1/2004
California	Incl			
Colorado	Incl			
Liability	Evanston Insurance/Acordia	$1MM/$2MM	8/19/2003	10/19/2003
Property	St. Paul/Acordia	See Below	11/1/2003	9/30/2003
Real Property	St. Paul/Acordia	4,139,502	Same	"
Personal Property	St. Paul/Acordia	918,487	Same	"
Machinery	St. Paul/Acordia	9,654,327	Same	"
Business Income	St. Paul/Acordia	11,000,000	Same	"
Theft-Money	St. Paul/Acordia	10,000	11/1/2003	"
Life (list beneficiary)				
Vehicle	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
California	No Autos			
Other	1 vehicle in CO			
Other (specify)				
Flood & Earthquake (DIC)	Mt.Hawley/Great American/Greenwich Insurance Co/Acordia			
D&O	XL Specialty/Acordia	10,000,000	11/1/2003	11/1/2003
Excess	St. Paul/Acordia	5,000,000	11/1/2003	9/30/2003
EPL	Hudson Insurance/Acordia	1,000,000	11/1/2003	9/30/2003
Cargo	St. Paul/Acordia	1,000,000	11/1/2003	9/30/2003
Foreign Liability	St. Paul/Acordia	2,000,000	11/1/2003	9/30/2003
Fiduciary	Chubb/Acordia	1,000,000	11/1/2003	9/30/2003
Crime/Employee Dishonest	St. Paul/Acordia	200,000	11/1/2003	9/30/2003

In re: Zetapharm Inc.
A New York Corporation

Debtor In Possession Operating Report
Report Number: 6

Miscellaneous Operating Expenses		
Total Miscellaneous Operating Expenses		

Legal and Professional Fees		
Total Legal and Professional Fees		

Other Non-Operating Expenses

Total Other Non-Operating Expenses		

COPY

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18795-BB	**Debtor in Possession Interim Statement** Statement Number: 6 For the period- FROM: 9/1/2003 TO: 9/30/2003

03 OCT 15 A 10:10 OFFICE OF US TRUSTEE

CASH ACTIVITY ANALYSIS (Cash Basis Only)	General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements	12,747,916	-	-
B. Less: Total Disbursements per all Prior Statements	12,361,150	-	-
C. Beginning Balance (A less B)	386,766	-	-
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)			
9/12: Misc receipts deposited by Hauser for Cobra, etc.	3,690		
9/18: Return of advance from BATF for alcohol tax paid.	113,535		
9/19: Misc receipts deposited by Hauser for Cobra, etc.	294		
9/23: Return of advance from BATF for alcohol tax paid.	234,680		
9/29: Misc receipts deposited by Hauser for Cobra, etc.	85		
9/30: Misc receipts deposited by Hauser for Cobra, etc.	66		
9/30: Deposit from ZetaPharmceuticals for A/P items received	51,750		
9/30: Corporate services and interest payment for September from HTS to Hauser.	83,000		
From Detail Sheet "D"	2,479,689	-	-
TOTAL RECEIPTS THIS PERIOD (D):	2,966,788	-	-
E. Balance Available (C plus D)	3,353,554	-	-
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)			
From Detail Sheet "F"	3,077,401	-	-
TOTAL DISBURSEMENTS HIS PERIOD (F):	3,077,401	-	-
G. Ending Balance (E less F)	276,154	-	-

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063790
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086353
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location
Petty Cash	El Segundo, CA not to exceed $500
Petty Cash	Longmont, CO not to exceed $1000

I, (Print Name:) Thomas W. Hanlon, Chief Financial Officer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: 10/3/2003

Thomas W Hanlon

Debtor In Possession or Trustee Signature
Chief Financial Officer

Office of the United States Trustee

In re: Hauser, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement		
Statement Number:		6
For the period-		
	FROM:	9/1/2003
	TO:	9/30/2003

Date of Receipt	**Description**	**General Account**	**Payroll Account**	**Tax Account**
2-Sep		96,936		
3-Sep		160,971		
4-Sep		22,601		
5-Sep		120,808		
8-Sep		311,035		
9-Sep		195,761		
10-Sep		47,558		
11-Sep		150,588		
12-Sep		57,909		
15-Sep		18,903		
16-Sep		285,941		
17-Sep		70,743		
18-Sep		66,324		
19-Sep		93,868		
22-Sep		174,141		
23-Sep		174,704		
24-Sep		287,126		
25-Sep		78,851		
26-Sep		6,983		
29-Sep		6,555		
30-Sep		51,383		
Hauser A/R	135,520			
BIE A/R	2,344,168			
TOTAL RECEIPTS on this page: (Total will Automatically c		2,479,689		

Office of the United States Trustee

In re: Hauser, Inc. A Delaware Corporation Debtor	
Chapter 11 Case No:	LA 03-18795-BB

Debtor In Possession Interim Statement	
Statement Number:	6
For the period-	
FROM:	9/1/2003
TO:	9/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
	See attached			3,077,401		
TOTAL DISBURSMENTS on this page: (Total will automatically carry to p1)				3,077,401		

Hauser, Inc.
Debtor In Possession Interim Statement #6
September 1 to September 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
1	001302	9/24/2003	GLOBAL NOTICE, INC. (MANUAL CHECK)	13,054		13,054	Wyeth ad in WSJ	All Other Expenses
2	02519060(	9/29/2003	PANNEVIS INC (CASHIER'S CHECK)	352		352	Filter Belt	All Other Expenses
3	003456	9/3/2003	UNITED POWER (VOIDED JULY CHECK)	(10,500)		(10,500)	Utilities Deposit	All Other Expenses
5	004138	9/3/2003	UNITED POWER	10,500		10,500	Utilities Deposit	All Other Expenses
6	004139	9/4/2003	JM SWANK	323		323	Inventory	Inventory
7	004140	9/4/2003	CGLIC-PHOENIX EASC	20,427		20,427	Medical Premium Sept	All Other Expenses
8	004141	9/4/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
9	004142	9/4/2003	KENNETH C. CLEVELAND	66		66	Expense Reimbursement	All Other Expenses
10	004143	9/4/2003	THOMAS HANLON	194		194	Expense Reimbursement	All Other Expenses
11	004144	9/4/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
12	004145	9/4/2003	BIOMER, INCORPORATED		15,651	15,651	Contract Manufacturing Supvr + Expen	All Other Expenses
13	004146	9/4/2003	FLAROMA		61,360	61,360	Inventory	Inventory
14	004147	9/4/2003	PEQUEST FURNACE ASSOC., LLC		10,010	10,010	Inventory	Inventory
15	004148	9/5/2003	AARON INDUSTRIES, INC.		6,525	6,525	Inventory	Inventory
16	004149	9/5/2003	ADRON, INC.		1,950	1,950	Rent/Boonton	All Other Expenses
17	004150	9/5/2003	AIDP, INC.		1,223	1,223	Inventory	Inventory
18	004151	9/5/2003	AMT LABS, INC.		3,870	3,870	Inventory	Inventory
19	004152	9/5/2003	AMZAC ENTERPRISES, INC.		1,538	1,538	Freight/Inventory	Inventory
20	004153	9/5/2003	CHART CORP., INC.		195	195	Inventory	Inventory
21	004154	9/5/2003	CBT INTERNATIONAL, INC.		5,968	5,968	Freight/Inventory	Inventory
22	004155	9/5/2003	COACH INDUSTRIES INC.		6,250	6,250	Inventory	Inventory
23	004156	9/5/2003	KELATRON CORPORATION		2,137	2,137	Inventory	Inventory
24	004157	9/5/2003	MODESTI BROTHERS, INC.		1,292	1,292	Freight/Inventory	Inventory
25	004158	9/5/2003	PRODUCTS DISTRIBUTION, INC.		723	723	Inventory	Inventory
26	004159	9/5/2003	SCIENTECH LABORATORIES, INC.		215	215	Inventory	Inventory
27	004160	9/5/2003	SJZ PHARM USA, INC.		120	120	Inventory	Inventory
28	004161	9/5/2003	SUNLAND DISTRIBUTION INC.		280	280	Storage/inventory	Inventory
29	004162	9/5/2003	TONY PALLET, INCORPORATED		1,166	1,166	Inventory	Inventory
30	004163	9/5/2003	UNITED PARCEL SERVICES - UPS		3,286	3,286	Freight/Inventory	Inventory
31	004164	9/5/2003	VERIZON		282	282	Cell Phone Boonton	All Other Expenses
32	004165	9/5/2003	WELCH LABORATORIES, INC.		2,000	2,000	Kosher Certification	All Other Expenses
33	004166	9/5/2003	ACT TELECONFERENCING SERVICES	186		186	Telephone Conferences	All Other Expenses
34	004167	9/5/2003	AETNA	1,795		1,795	Dental Premium Sept	All Other Expenses
35	004168	9/5/2003	BI NUTRACEUTICALS	591		591	Datalok Charges	Inventory
36	004169	9/5/2003	CHC OF CALIFORNIA	366		366	Dental Premium Sept CALIF	All Other Expenses
37	004170	9/5/2003	CHEM-AQUA	767		767	Water Treatment	All Other Expenses
38	004171	9/5/2003	COLORADO DOOR SERVICE, INC.	967		967	Building Repair	All Other Expenses
39	004172	9/5/2003	CONTINENTAL DEVELOPMENT LP	2,899		2,899	Rent, El Segundo Office	All Other Expenses
40	004173	9/5/2003	COVANCE LABORATORIES	3,000		3,000	Product Testing	Inventory
41	004174	9/5/2003	DUANE COWGER	572		572	Expense Reimbursement	All Other Expenses
42	004175	9/5/2003	CAROL DALTON	400		400	Cranberry Product Study	All Other Expenses
43	004176	9/5/2003	DENVER RESERVE	373		373	Sec 125 Reimbursement + Admin Fees	All Other Expenses
44	004177	9/5/2003	D & T FABRICATION	2,453		2,453	Operating Supplies	All Other Expenses
45	004178	9/5/2003	EXPRESS SERVICES, INC.	1,214		1,214	Temporary Services	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #6
September 1 to September 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
46	004179	9/5/2003	FEDERAL EXPRESS	45		45	Shipping Charges	All Other Expenses
47	004180	9/5/2003	INDUSTRIAL CHEMICALS CORP.	6,953		6,953	Product Testing	Inventory
48	004181	9/5/2003	JEAN PAULSON-KISLESKY	178		178	Expense Reimbursement	All Other Expenses
49	004182	9/5/2003	JEFFERSON PILOT FINANCIAL	917		917	Group and Voluntary Life Insurance Pre	All Other Expenses
50	004183	9/5/2003	KC MAINTENANCE & SNOW REMOVAL	150		150	Lawn Mowing/HP	All Other Expenses
51	004184	9/5/2003	KELLY SERVICES	984		984	Temporary Services	All Other Expenses
52	004185	9/5/2003	KINDERMORGAN	5,430		5,430	Utilities/HP	All Other Expenses
53	004186	9/5/2003	MCDONALD FARMS ENTERPRISES	3,314		3,314	Waste Disposal	All Other Expenses
54	004187	9/5/2003	METAL WAREHOUSE	383		383	Operating Supplies	All Other Expenses
55	004188	9/5/2003	NOLAN ANDERSON	66		66	Expense Reimbursement	All Other Expenses
56	004189	9/5/2003	QWEST	180		180	Telephone /HP	All Other Expenses
57	004190	9/5/2003	METAL WAREHOUSE	701		701	Operating Supplies	All Other Expenses
58	004191	9/5/2003	ROCKYNET	935		935	Internet Service/HP	All Other Expenses
59	004192	9/5/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
60	004193	9/5/2003	SIGMA-ALDRICH	124		124	Operating Supplies	All Other Expenses
61	004194	9/5/2003	ST. VRAIN SANITATION DISTRICT	1,106		1,106	Pollutant Testing	All Other Expenses
62	004195	9/5/2003	SERVICE UNIFORM RENTAL	260		260	Uniform Service	All Other Expenses
63	004196	9/5/2003	VISION SERVICE PLAN	183		183	Vision Premium/ Sept	All Other Expenses
64	004197	9/5/2003	VWR INTERNATIONAL	233		233	Operating Supplies	All Other Expenses
65	004198	9/5/2003	XEROX CORPORATION	1,941		1,941	Copier Leases	All Other Expenses
66	004199	9/5/2003	ZETA PHARMACEUTICALS INC.	5,400		5,400	Zetapharm pmt made to Hauser ZP in e	All Other Expenses
67	004200	9/5/2003	SHUSTER		700	700	Product Testing	Inventory
68	004201	9/5/2003	BI NUTRACEUTICALS	5,000		5,000	Product Testing	Inventory
69	004202	9/10/2003	ACORDIA	100		100	Alcohol User Bond Premium	All Other Expenses
70	004203	9/10/2003	ADVANCED TRAILER LEASING	437		437	Trailer Rental	All Other Expenses
71	004204	9/10/2003	AT&T WIRELESS	179		179	Cell Phone R. Buck, K. Schelahn	All Other Expenses
72	004205	9/10/2003	BI NUTRACEUTICALS	2,174		2,174	Micro Testing	Inventory
73	004206	9/10/2003	VOID	-		-	Void	Void
74	004207	9/10/2003	VOID	-		-	Void	Void
75	004208	9/10/2003	VOID	-		-	Void	Void
76	004209	9/10/2003	COVANCE LABORATORIES	2,000		2,000	Product Testing	Inventory
77	004210	9/10/2003	CONCENTRA MEDICAL CENTERS	114		114	Pre-employment Physical	All Other Expenses
78	004211	9/10/2003	MILE HI CULLIGAN WATER, INC.	107		107	Cooler Rental	All Other Expenses
79	004212	9/10/2003	EXPRESS SERVICES, INC.	1,226		1,226	Temporary Services	All Other Expenses
80	004213	9/10/2003	FEDERAL EXPRESS	106		106	Shipping Charges	All Other Expenses
81	004214	9/10/2003	THE FINISHING TOUCH JANITORIAL	2,414		2,414	Custodial Services	All Other Expenses
82	004215	9/10/2003	GREAT WESTERN BUG MAN	52		52	Pest Control	All Other Expenses
83	004216	9/10/2003	GECF HOME DEPOT	187		187	Operating Supplies	All Other Expenses
84	004217	9/10/2003	INDUSTRIAL CHEMICALS CORP.	5,371		5,371	Product Testing	Inventory
85	004218	9/10/2003	BI NUTRACEUTICALS	5,000		5,000	HM/Micro Testing	Inventory
86	004219	9/10/2003	KC MAINTENANCE & SNOW REMOVAL	730		730	Grounds Maintenance	All Other Expenses
87	004220	9/10/2003	KELLY SERVICES	2,155		2,155	Temporary Services	All Other Expenses
88	004221	9/10/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
89	004222	9/10/2003	KENNETH C. CLEVELAND	183		183	Expense Reimbursement	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #6
September 1 to September 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
90	004223	9/10/2003	LINWELD	193		193	Operating Supplies	All Other Expenses
91	004224	9/10/2003	METRO WASTEWATER RECLAMATION	3,916		3,916	Hauled Waste	All Other Expenses
92	004225	9/10/2003	PROCESS TECHNOLOGIES	6,579		6,579	Operating Supplies	All Other Expenses
93	004226	9/10/2003	QUEST INTERNATIONAL FLAVORS	2,756		2,756	Operating Supplies	All Other Expenses
94	004227	9/10/2003	VOID	-		-	Void	Void
95	004228	9/10/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
96	004229	9/10/2003	THOMAS HANLON	34		34	Expense Reimbursement	All Other Expenses
97	004230	9/10/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
98	004231	9/10/2003	UNITED POWER	12,321		12,321	Utilities/HP	All Other Expenses
99	004232	9/10/2003	VOID	-		-	Void	Void
100	004233	9/10/2003	VOID	-		-	Void	Void
101	004234	9/10/2003	VOID	-		-	Void	Void
102	004235	9/10/2003	VOID	-		-	Void	Void
103	004236	9/10/2003	QWEST	44		44	Telephone/HP	All Other Expenses
104	004237	9/10/2003	VWR INTERNATIONAL	271		271	Operating Supplies	All Other Expenses
105	004238	9/10/2003	WASTE MANAGEMENT	51		51	Waste Disposal	All Other Expenses
106	004239	9/10/2003	WATERMARK	500		500	Annuity Fee - AUS (WSR patent)	All Other Expenses
107	004240	9/10/2003	WELLS FARGO BANK, N.A.	9,718		9,718	Bank Legal Fees	WF Legal Services
108	004241	9/11/2003	BI NUTRACEUTICALS		21,363	21,363	Toll Processing	All Other Expenses
109	004242	9/11/2003	EARTH LINK, INC.		146	146	Internet Services Boonton	All Other Expenses
110	004243	9/11/2003	FLAROMA		34,706	34,706	Inventory	Inventory
111	004244	9/11/2003	KELATRON CORPORATION		2,640	2,640	Inventory	Inventory
112	004245	9/11/2003	MODESTI BROTHERS, INC.		1,038	1,038	Freight/Inventory	Inventory
113	004246	9/11/2003	PRODUCTS DISTRIBUTION, INC.		6,424	6,424	Inventory	Inventory
114	004247	9/11/2003	SUNLINE EXPRESS SYSTEMS, INC.		3,334	3,334	Freight/Inventory	Inventory
115	004248	9/11/2003	UNITED PARCEL SERVICES - UPS		1,565	1,565	Freight/Inventory	Inventory
116	004249	9/11/2003	UNIVANCE TELECOMMUNICATIONS	233		233	Fax Phone Services/HP	All Other Expenses
117	004250	9/11/2003	FLAROMA, INC.		44,121	44,121	Inventory	Inventory
118	004251	9/16/2003	QUEST INTERNATIONAL FLAVORS	1,378		1,378	Inventory	Inventory
119	004252	9/17/2003	ACT TELECONFERENCING SERVICES	28		28	Teleconference Service	All Other Expenses
120	004253	9/17/2003	ALLSTATE-TOTAL FILTRATION SVCS	562		562	Operating Supplies	All Other Expenses
121	004254	9/17/2003	BI NUTRACEUTICALS	5,000		5,000	Product Testing	Inventory
122	004255	9/17/2003	BOTANICAL LIAISONS, LLC	90		90	Operating Supplies	All Other Expenses
123	004256	9/17/2003	ROBERT BUCK	22		22	Expense Reimbursement	All Other Expenses
124	004257	9/17/2003	CAMERON & BARKLEY	1,311		1,311	Operating Supplies	All Other Expenses
125	004258	9/17/2003	CENTRAL WELD COUNTY WATER DIST	811		811	Utilities	All Other Expenses
126	004259	9/17/2003	COVANCE LABORATORIES	2,000		2,000	Product Testing	Inventory
127	004260	9/17/2003	QWEST	36		36	Telephone/HP	All Other Expenses
128	004261	9/17/2003	DENVER RESERVE	252		252	Sec 125 Reimbursement	All Other Expenses
129	004262	9/17/2003	EXPRESS SERVICES, INC.	635		635	Temporary Services	All Other Expenses
130	004263	9/17/2003	FEDERAL EXPRESS	44		44	Shipping Charges	All Other Expenses
131	004264	9/17/2003	GE CAPITAL	198		198	Copier Leases	All Other Expenses
132	004265	9/17/2003	GREAT WESTERN BUG MAN	104		104	Pest Control	All Other Expenses
133	004266	9/17/2003	INDUSTRIAL CHEMICALS CORP.	500		500	Inventory	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #6
September 1 to September 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
134	004267	9/17/2003	JASON FRIEDLI	125		125	Expense Reimbursement	All Other Expenses
135	004268	9/17/2003	KC MAINTENANCE & SNOW REMOVAL	70		70	Lawn Mowing	All Other Expenses
136	004269	9/17/2003	KELLY SERVICES	4,465		4,465	Temporary Services	All Other Expenses
137	004270	9/18/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
138	004271	9/18/2003	KENNETH C. CLEVELAND	1,343		1,343	Expense Reimbursement	All Other Expenses
139	004272	9/18/2003	KROGER-KING SOOPERS CUST CHARGE	137		137	Employee Meals	All Other Expenses
140	004273	9/18/2003	LINWELD	137		137	Operating Supplies	All Other Expenses
141	004274	9/18/2003	QWEST	136		136	Telephone/HP	All Other Expenses
142	004275	9/18/2003	QWEST INTERPRISE AMERICA, INC.	50		50	Internet Service/HP	All Other Expenses
143	004276	9/18/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
144	004277	9/18/2003	SIGMA-ALDRICH	149		149	Operating Supplies	All Other Expenses
145	004278	9/18/2003	SERVICE UNIFORM RENTAL	260		260	Uniform Service	All Other Expenses
146	004279	9/18/2003	THOMAS HANLON	1,740		1,740	Expense Reimbursement	All Other Expenses
147	004280	9/18/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
148	004281	9/18/2003	VWR INTERNATIONAL	1,819		1,819	Operating Supplies	All Other Expenses
149	004282	9/18/2003	WESTERN DISPOSAL SERVICES	1,559		1,559	Trash Removal	All Other Expenses
150	004283	9/18/2003	AMZAC ENTERPRISES, INC.		2,944	2,944	Freight/Inventory	Inventory
151	004284	9/18/2003	BI NUTRACEUTICALS		1,080	1,080	Freight/Inventory	Inventory
152	004285	9/18/2003	FLAROMA		14,125	14,125	Inventory	Inventory
153	004286	9/18/2003	VOID		-	-	Void	Void
154	004287	9/18/2003	KELATRON CORPORATION		1,849	1,849	Freight/Inventory	Inventory
155	004288	9/18/2003	MODESTI BROTHERS, INC.		1,131	1,131	Freight/Inventory	Inventory
156	004289	9/18/2003	NATIONAL KASHRUTH		200	200	Kosher Certification	All Other Expenses
157	004290	9/18/2003	NORTH WEST MARKETING CO., INC.		1,412	1,412	Inventory	Inventory
158	004291	9/18/2003	SHUSTER		1,440	1,440	Product Testing	Inventory
159	004292	9/18/2003	UNITED PARCEL SERVICE - UPS		453	453	Freight/Inventory	Inventory
160	004293	9/18/2003	THE DRUG, CHEMICAL & ALLIED (DCAT)		500	500	Program Sponsorship	All Other Expenses
161	004294	9/18/2003	PURE WORLD BOTANICALS		8,200	8,200	Inventory	Inventory
162	004295	9/18/2003	PHARMCO PRODUCTS, INC.	4,228		4,228	Operating Supplies	All Other Expenses
163	004296	9/19/2003	HOLMAN DISTRIBUTION CENTER		832	832	Inventory	Inventory
164	004297	9/19/2003	DEBORAH L. RAMIREZ	464		464	Final Check	Payroll
165	004298	9/23/2003	GREIF	1,018		1,018	Operating Supplies	All Other Expenses
166	004299	9/23/2003	JM SWANK	2,235		2,235	Inventory	Inventory
167	004300	9/23/2003	SUD CHEMIE	433		433	Operating Supplies	All Other Expenses
168	004301	9/25/2003	ACORDIA	48,678		48,678	General Liability Insurance Extension	Insurance
169	004302	9/25/2003	DAVID BAILEY	78		78	Expense Reimbursement	All Other Expenses
170	004303	9/25/2003	BI NUTRACEUTICALS	676		676	Product Testing	All Other Expenses
171	004304	9/25/2003	EXPRESS SERVICES, INC.	650		650	Temporary Services	All Other Expenses
172	004305	9/25/2003	FEDERAL EXPRESS	40		40	Shipping Charges	All Other Expenses
173	004306	9/25/2003	FEDEX	146		146	Shipping Charges	All Other Expenses
174	004307	9/25/2003	GERALD T GOURDIN	42		42	Expense Reimbursement	All Other Expenses
175	004308	9/25/2003	GREAT WESTERN BUG MAN	52		52	Pest Control	All Other Expenses
176	004309	9/25/2003	INDUSTRIAL CHEMICALS CORP.	8,467		8,467	Inventory	Inventory
177	004310	9/25/2003	KC MAINTENANCE & SNOW REMOVAL	75		75	Lawn Mowing/HP	All Other Expenses

Hauser, Inc.
Debtor In Possession Interim Statement #6
September 1 to September 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
178	004311	9/25/2003	SUSAN LINDSTEDT	255		255	Expense Reimbursement	All Other Expenses
179	004312	9/25/2003	MCMASTER-CARR	104		104	Operating Supplies	All Other Expenses
180	004313	9/25/2003	QWEST	960		960	Phone Service	All Other Expenses
181	004314	9/25/2003	ST. VRAIN SANITATION DISTRICT	1,279		1,279	Utilities	All Other Expenses
182	004315	9/25/2003	SERVICE UNIFORM RENTAL	260		260	Uniform Service	All Other Expenses
183	004316	9/25/2003	KENNETH CLEVELAND ASSOCIATES	8,000		8,000	Executive Management Services	All Other Expenses
184	004317	9/25/2003	KENNETH C. CLEVELAND	89		89	Expense Reimbursement	All Other Expenses
185	004318	9/25/2003	THOMAS HANLON ASSOCIATES	4,327		4,327	Executive Management Services	All Other Expenses
186	004319	9/25/2003	US FILTER	260		260	Lab Filter Rental	All Other Expenses
187	004320	9/25/2003	VWR INTERNATIONAL	58		58	Operating Supplies	All Other Expenses
188	004321	9/25/2003	WESTERN OVERSEAS CORPORATION	2,148		2,148	Customs	Inventory
189	004322	9/25/2003	SAUL BENNETT	804		804	Credit Manager Services	All Other Expenses
190	004323	9/25/2003	AMT LABS, INC.		3,870	3,870	Inventory	Inventory
191	004324	9/25/2003	AMZAC ENTERPRISES, INC.		1,414	1,414	Freight/Inventory	Inventory
192	004325	9/25/2003	BDS NATURAL PRODUCTS		420	420	Inventory	Inventory
193	004326	9/25/2003	BI NUTRACEUTICALS		3,341	3,341	Freight/Inventory	Inventory
194	004327	9/25/2003	VOID		-	-	Void	Void
195	004328	9/25/2003	COACH INDUSTRIES INC.		155,000	155,000	Inventory	Inventory
196	004329	9/25/2003	DEDOLA INTERNATIONAL, INC.		4,424	4,424	Freight/Inventory	Inventory
197	004330	9/25/2003	FLAROMA		24,797	24,797	Inventory	Inventory
198	004331	9/25/2003	KELATRON CORPORATION		845	845	Inventory	Inventory
199	004332	9/25/2003	MODESTI BROTHERS, INC.		735	735	Freight/Inventory	Inventory
200	004333	9/25/2003	NEW CENTURY HERB, INC		7,723	7,723	Inventory	Inventory
201	004334	9/25/2003	NORTH WEST MARKETING CO., INC.		10,971	10,971	Inventory	Inventory
202	004335	9/25/2003	RICELAND FOODS, INC.		138	138	Inventory	Inventory
203	004336	9/25/2003	SHUSTER LABORATORIES		230	230	Product Testing	Inventory
204	004337	9/25/2003	MORRIS J GOLOMBECK INC		3,492	3,492	Inventory	Inventory
205	004338	9/25/2003	SUNLAND DISTRIBUTION INC.		500	500	Inventory	Inventory
206	004339	9/25/2003	SUNLINE EXPRESS SYSTEMS, INC.		2,571	2,571	Freight/Inventory	Inventory
207	004340	9/25/2003	UNITED PARCEL SERVICE - UPS		1,100	1,100	Freight/Inventory	Inventory
208	004341	9/25/2003	CBT INTERNATIONAL, INC.		1,414	1,414	Customs Fees	Inventory
209	004342	9/25/2003	BI NUTRACEUTICALS		7,376	7,376	Freight/Inventory	Inventory
210	004343	9/22/2003	VOID	-		-	Void	Void
211	004344	9/29/2003	GREIF BROTHERS	2,202		2,202	Inventory	Inventory
212	004345	9/29/2003	VOID	-		-	Void	Void
213	004346	9/30/2003	PLANT BIOACTIVES		480	480	Product Testing	Inventory
214	004347	9/30/2003	BIOMER, INC.		73,680	73,680	Commissions	All Other Expenses
215	004348	9/30/2003	PURE WORLD BOTANICALS		7,931	7,931	Inventory	Inventory
216	ED0905	9/5/2003	UNITED PARCEL SERVICE	316		316	Shipping	All Other Expenses
217	ED0912	9/12/2003	UNITED PARCEL SERVICE	310		310	Shipping	All Other Expenses
218	ED0919	9/19/2003	UNITED PARCEL SERVICE	161		161	Shipping	All Other Expenses
219	ED0926	9/26/2003	UNITED PARCEL SERVICE	1,199		1,199	Shipping	All Other Expenses
220	GJ	9/5/2003	HTS	44,211		44,211	9/5 P/R EFT's payback	Payroll
221	GJ	9/3/2003	ADP	22,904		22,904	9/5 P/R taxes & grnshmts	Payroll

Hauser, Inc.
Debtor In Possession Interim Statement #6
September 1 to September 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
222	GJ	9/5/2003	PAYROLL 9/5, LIVE CHECKS	11,220		11,220	Payroll live checks, 9/5	Payroll
223	GJ	9/17/2003	ADP	44,103		44,103	9/19 P/R EFTs	Payroll
224	GJ	9/18/2003	ADP	22,309		22,309	9/19 P/R taxes	Payroll
225	GJ	9/18/2003	ADP	607		607	9/19 P/R garnishments	Payroll
226	GJ	9/19/2003	PAYROLL 9/19, LIVE CHECKS	12,751		12,751	Payroll live checks, 9/19	Payroll
227	GJ	9/5/2003	ADP	487		487	ADP Payroll Fees	Payroll
228	GJ	9/26/2003	ADP	187		187	ADP Payroll Fees	Payroll
229	GJ	9/2/2003	WELLS FARGO	48,262		48,262	August LOC interest	Interest
230	GJ	9/30/2003	WELLS FARGO	46,705		46,705	September LOC Interest	Interest
231	GJ	9/22/2003	WELLS FARGO	1,581		1,581	Client analysis service charge	All Other Expenses
232	GJ	9/2/2003	ZUELIG BOTANICALS INC	150,000		150,000	Aug 16-31 cst shr pmt	Zuelig Cost Sharing
233	GJ	9/15/2003	ZUELIG BOTANICALS INC	150,000		150,000	Sept 1-15 cst shr pmt	Zuelig Cost Sharing
234	GJ	9/30/2003	ZUELIG BOTANICALS INC	150,000		150,000	Sept 16-30 cst shr pmt	Zuelig Cost Sharing
235	GJ	9/3/2003	WELLS FARGO - (INTERPHARM)		352	352	Bank wire fees	Inventory
236	GJ	9/3/2003	WELLS FARGO-(MEDITERRANEAN ESSENTIAL)	135		135	Bank wire fees	Inventory
237	GJ	9/3/2003	WELLS FARGO - (SHANGHAI MEDICINES)		135	135	Bank wire fees	Inventory
238	GJ	9/5/2003	WELLS FARGO - (STASSEN)	100		100	Bank wire fees	Inventory
239	GJ	9/9/2003	WELLS FARGO - (SHANGHAI MEDICINES)		135	135	Bank wire fees	Inventory
240	GJ	9/9/2003	WELLS FARGO - (SHANGHAI MEDICINES)		135	135	Bank wire fees	Inventory
241	GJ	9/11/2003	WELLS FARGO - (SHANGHAI MEDICINES)		135	135	Bank wire fees	Inventory
242	GJ	9/12/2003	WELLS FARGO - (AIDP)		185	185	Bank wire fees	Inventory
243	GJ	9/12/2003	WELLS FARGO - (INTERPHARM)		350	350	Bank wire fees	Inventory
244	GJ	9/15/2003	WELLS FARGO-(MEDITERRANEAN ESSENTIAL)	135		135	Bank wire fees	Inventory
245	GJ	9/17/2003	WELLS FARGO - (SHANGHAI MEDICINES)		165	165	Bank wire fees	Inventory
246	W0902A	9/2/2003	PURE WORLD		6,560	6,560	Inventory	Inventory
247	W0903A	9/3/2003	SHANGHAI MEDICINES		58,000	58,000	Inventory	Inventory
248	W0903B	9/3/2003	INTERPHARM		100,000	100,000	Inventory	Inventory
249	W0903C	9/3/2003	MEDITERRANEAN ESSENTIAL	11,400		11,400	Inventory	Inventory
250	W0903D	9/3/2003	BI NUTRACEUTICALS		52,360	52,360	Inventory	Inventory
251	W0904A	9/4/2003	PUTMAN CORPORATE SERVICES	5,301		5,301	401K Payments	All Other Expenses
252	W0905A	9/5/2003	STASSEN	30,860		30,860	Inventory	Inventory
253	W0905B	9/5/2003	MONTGOMERY LABRATORIES		5,083	5,083	Inventory	Inventory
254	W0909A	9/9/2003	SHANGHAI MEDICINES		47,500	47,500	Inventory	Inventory
255	W0909B	9/9/2003	SHANGHAI MEDICINES		13,200	13,200	Inventory	Inventory
256	W0909C	9/9/2003	WATKINS MOTOR LINES		12,000	12,000	Freight	All Other Expenses
257	W0911A	9/11/2003	DMH INGREDIENTS		11,570	11,570	Inventory	Inventory
258	W0911B	9/11/2003	SHANGHAI MEDICINES		72,000	72,000	Inventory	Inventory
259	W0911C	9/11/2003	RIDGE RUNNER TRADING CO		1,838	1,838	Inventory	Inventory
260	W0911D	9/11/2003	AMERICAN BOTANICALS		980	980	Inventory	Inventory
261	W0911E	9/11/2003	US NUTRACEUTICALS		7,000	7,000	Inventory	Inventory
262	W0911F	9/11/2003	WATKINS MOTOR LINES		5,000	5,000	Shipping	Inventory
263	W0911G	9/11/2003	ROADWAY FREIGHT		5,000	5,000	Shipping	Inventory
264	W0911H	9/11/2003	SHANGHAI FREEMEN		1,700	1,700	Inventory	Inventory
265	W0912A	9/12/2003	AIDP		60,000	60,000	Inventory	Inventory

Hauser, Inc.
Debtor In Possession Interim Statement #6
September 1 to September 30, 2003
Detail Sheet F; Cash Disbursements

	Check No.	Check Date	Vendor Name	Hauser	BIE	Amount	Description	Category
266	W0912B	9/12/2003	DMH INGREDIENTS		11,486	11,486	Inventory	Inventory
267	W0912C	9/12/2003	INTERPHARM		100,000	100,000	Inventory	Inventory
268	W0912D	9/12/2003	PHARMACHEM		14,081	14,081	Inventory	Inventory
269	W0912E	9/12/2003	MONTGOMERY LABRATORIES		5,861	5,861	Inventory	Inventory
270	W0915A	9/15/2003	MEDITERRANEAN ESSENTIAL	3,875		3,875	Inventory	Inventory
271	W0917A	9/17/2003	RIDGE RUNNER TRADING CO		1,877	1,877	Inventory	Inventory
272	W0917B	9/17/2003	SHANGHAI MEDICINES		108,000	108,000	Inventory	Inventory
273	W0917C	9/17/2003	PUTMAN CORPORATE SERVICES	5,404		5,404	401K Payments	All Other Expenses
274	W0917D	9/17/2003	MB NORTH AMERICA		9,750	9,750	Inventory	Inventory
275	W0917E	9/17/2003	MONTGOMERY LABRATORIES		19,943	19,943	Inventory	Inventory
276	W0918A&E	9/18/2003	PAT VITAMINS		60,550	60,550	Inventory	Inventory
277	W0918C	9/18/2003	DMH INGREDIENTS		11,528	11,528	Inventory	Inventory
278	W0918D	9/18/2003	MB NORTH AMERICA		34,100	34,100	Inventory	Inventory
279	W0918E	9/18/2003	MB NORTH AMERICA		25,530	25,530	Inventory	Inventory
280	W0922A	9/22/2003	ROADWAY FREIGHT		10,000	10,000	Shipping	Inventory
281	W0923A	9/23/2003	WOCKHARFDT, LIMITED		81,250	81,250	Inventory	Inventory
282	W0923B	9/23/2003	JIANGHUA INTERNATIONAL USA, INC		234,000	234,000	Inventory	Inventory
283	W0924A	9/24/2003	BARRINGTON CHEMICAL		3,960	3,960	Inventory	Inventory
284	W0924B	9/24/2003	WATKINS MOTOR LINES		3,000	3,000	Shipping	Inventory
285	W0925A	9/25/2003	BI NUTRACEUTICALS		31,482	31,482	Inventory	Inventory
286	W0925B	9/25/2003	MB NORTH AMERICA		3,120	3,120	Inventory	Inventory
287	W0929A	9/29/2003	JIANGHUA INTERNATIONAL USA, INC		113,000	113,000	Inventory	Inventory
288	W0930A	9/30/2003	PAT VITAMINS		39,500	39,500	Inventory	Inventory
289	W0930B	9/30/2003	SHANGHAI FREEMEN		44,775	44,775	Inventory	Inventory
				1,060,530	**2,016,870**	**3,077,401**		

COPY

Office of the United States Trustee

In re: Hauser Technical Services, Inc.	
A Delaware Corporation	
	Debtor
Chapter 11 Case No:	LA 03-18798-BB

Debtor in Possession Interim Statement	
Statement Number:	6
For the period-	
FROM:	September 1, 2003
TO:	September 30, 2003

CASH ACTIVITY ANALYSIS (Cash Basis Only)			General Account	Payroll Account	Tax Account
A. Total Receipts per all Prior Interim Statements			2,834,433		-
B. Less: Total Disbursements per all Prior Statements			2,231,019		-
C. Beginning Balance (A less B)			603,414		
D. Receipts during Current Period (Describe each receipt; Attach Separate Listing if Necessary)					
9-02-03 - Customer Receipts			27,590		
9-02-03 - Customer Receipts			3,435		
9-10-03 - Customer Receipts			75,579		
9-15-03 - Customer Receipts			102,545		
9-16-03 - Customer Receipts			890		
9-18-03 - Customer Receipts			95,000		
9-24-03 - Customer Receipts			5,228		
9-29-03 - Customer Receipts			78,457		
From Detail Sheet "D"					
TOTAL RECEIPTS THIS PERIOD (D):			388,723		
E. Balance Available (C plus D)			992,138		
F. Less: Disbursements during Current Period (Describe "date", "Check#", "Payee/Purpose"; Attach separate listing If needed)					
From Detail Sheet "F"			501,127		
TOTAL DISBURSEMENTS THIS PERIOD (F):			501,127		
G. Ending Balance (E less F)			491,011		

H. Depositories	Depository Name	Depository Location	Account Number
(1) General Account	Wells Fargo Bank - Los Angeles, CA		4945 063840
(2) Payroll Account	Wells Fargo Bank - Los Angeles, CA		4945 086361
(3) Tax Account	none		

I. Other monies on hand (Specify type and location) (i.e. Certificates of Deposit, Petty Cash):

Type	Location	
Petty Cash	Denver, CO	not to exceed $1,000

I, (Print Name:) Thomas W. Hanlon, Secretary / Treasurer ,declare under penalty of perjury that the information contained in the above Debtor in Possession Interim Statement is true and complete to the best of my knowledge.

Dated: October 2, 2003

Debtor In Possession or Trustee Signature
Secretary / Treasurer

In re: Hauser Technical Services, Inc. A Delaware Corporation Debtor Chapter 11 Case No: LA 03-18798-BB	Debtor In Possession Interim Statement Statement Number: 6 For the period: FROM: 9/1/2003 TO: 9/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
9/2/2003	11667	6800 Broadway Business Center, LLC	CC Sept Rent CC	27,175		
9/2/2003	11668	Aetna (Dental)	Emp Beni/Sept Dental Ins	2,244		
9/2/2003	11669	Agilent Technologies	Other	820		
9/2/2003	11670	Allied Internet Productions	New web site design	2,225		
9/2/2003	11671	Biotest Diagnostics Corporation	Other	188		
9/2/2003	11672	CDW Direct LLC	Other	497		
9/2/2003	11673	CGLIC-Phoenix EASC	Emp Beni/Sept Health Ins	20,704		
9/2/2003	11674	Jefferson Pilot Financial Insurance Co.	Emp Beni/Sept Life Ins	995		
9/2/2003	11675	Orkin Exterminating	Other	130		
9/2/2003	11676	Rodney B. McKeever	Exp Rep/Janitorial supplies	125		
9/2/2003	11677	Todd Klimkowsky	Exp Rep/Mileage & supplies	193		
9/2/2003	11678	TSI Incorporated	Other	265		
9/2/2003	11679	V W R Scientific, Inc.	Other	205		
9/2/2003	11680	Vision Service Plan	Other	252		
9/2/2003	11681	Woodspear Properties	GB Sept Rent	16,770		
9/8/2003	11682	Ace Glass, Inc.	Other	111		
9/8/2003	11683	Adam Flick	Exp Rep-Mileage	30		
9/8/2003	11684	Advanced Trailer Leasing	Other	134		
9/8/2003	11685	Advanstar Communications, Inc.	Advertising	3,900		
9/8/2003	11686	Airgas Dry Ice	Other	138		
9/8/2003	11687	Cleaning Service	Other	350		
9/8/2003	11688	Control Company	Other	23		
9/8/2003	11689	Deltek Systems, Inc.	Acctng Software Support	2,294		
9/8/2003	11690	Denver Reserve	Flex & DepCare deductions	949		
9/8/2003	11691	Federal Express	Other	374		
9/8/2003	11692	Fisher Scientific	Lab Supplies & Equipment	3,606		
9/8/2003	11693	GE Capital	Copier leases	1,029		
9/8/2003	11694	Ikon Office Solutions	Other	125		
9/8/2003	11695	Linweld, Inc.	Other	525		
9/8/2003	11696	Mile Hi Culligan Water, Inc.	Other	234		
9/8/2003	11697	NationsRent	Other	23		
9/8/2003	11698	North Pecos Water & Sanitation	Other	12		
9/8/2003	11699	Orkin Exterminating	Other	66		
9/8/2003	11700	Piper Electric Company, Inc.	Install power to steam generator	3,130		
9/8/2003	11701	Pure Water Solutions, Inc.	Other	264		
9/8/2003	11702	QA Balance Services, Inc.	Other	426		
9/8/2003	11703	Quantum Analytics	Equipmnt lease	3,701		
9/8/2003	11704	QWEST - 564B (was 701B)	Other	50		
9/8/2003	11705	Scientific Notebook	Other	262		
9/8/2003	11706	Service Uniform Rental - DV	Other	141		
9/8/2003	11707	Trinity Capital Corporation	Other	261		
9/8/2003	11708	Univance Telecommunications, Inc.	Other	289		
9/8/2003	11709	V W R Scientific, Inc.	Other	148		
9/8/2003	11710	Vision Service Plan	Other	266		
9/11/2003	11711	AAPS	Other	70		
9/11/2003	11712	Airgas Dry Ice	Other	36		
9/11/2003	11713	Alphagraphics	Other	204		
9/11/2003	11714	Anthony Del Vicario	Exp Rep/Marketing/seminar	255		
9/11/2003	11715	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
9/11/2003	11716	Boulder Security Center	Other	75		
9/11/2003	11717	Edward Babaian	Exp Rep/Mileage	38		
9/11/2003	11718	Eileen Jarr	Exp Rep/Mileage	37		

In re: Hauser Technical Services, Inc.	Debtor In Possession Interim Statement
A Delaware Corporation	Statement Number: 6
	For the period:
Debtor	FROM: 9/1/2003
Chapter 11 Case No: LA 03-18798-BB	TO: 9/30/2003

Date of Disbursement	Check Number	Payee	Purpose	General Account	Payroll Account	Tax Account
9/11/2003	11719	IDEC	Refund of Customer Deposit	33,450		
9/11/2003	11720	Jackie L. Nelson	Exp Rep/Mileage	83		
9/11/2003	11721	Jefferson Pilot Financial Insurance Co.	Other	94		
9/11/2003	11722	Linweld, Inc.	Other	72		
9/11/2003	11723	McGuckin Hardware, Inc.	Other	100		
9/11/2003	11724	Mtech	Equipment maintenance	1,268		
9/11/2003	11725	Neopost Leasing (San Francisco)	Other	212		
9/11/2003	11726	Particle Measuring Systems, Inc.	Equipment Calibration	1,025		
9/11/2003	11727	QWEST - 023B (was 179B)	Other	164		
9/11/2003	11728	QWEST - 146B (was 421B)	Other	323		
9/11/2003	11729	Sigma-Aldrich	Other	198		
9/11/2003	11730	Spectrum Chemicals & Laboratory Products	Other	44		
9/11/2003	11731	Teledyne Tekmar Company	Equipment maintenance	1,143		
9/11/2003	11732	ULINE	Other	273		
9/11/2003	11733	V W R Scientific, Inc.	Laboratory Supplies	1,047		
9/11/2003	11734	W W Grainger, Inc.	Other	101		
9/11/2003	11735	Waste Management of Denver	Other	66		
9/16/2003	11736	Cain Travel Group, Inc.	Airline tickets AAPS Conf	1,372		
9/18/2003	11737	Airgas Dry Ice	Other	202		
9/18/2003	11738	Allen N. Quick, Jr.	Exp Rep/Mileage & Meals	37		
9/18/2003	11739	Aramark	Other	66		
9/18/2003	11740	Ben Hughes	Exp Rep/Mileage	145		
9/18/2003	11741	Federal Express	Other	670		
9/18/2003	11742	Fisher Scientific	Other	62		
9/18/2003	11743	Fred Pfeiffer	Exp Rep/Mileage	27		
9/18/2003	11744	Ikon Office Solutions	Other	216		
9/18/2003	11745	Industrial Chemicals Corporation	Other	208		
9/18/2003	11746	Linweld, Inc.	Other	225		
9/18/2003	11747	MONSTER.COM	Other	335		
9/18/2003	11748	Mtech	Other	724		
9/18/2003	11749	Nelson Laboratories, Inc.	Other	230		
9/18/2003	11750	Orkin Exterminating	Other	130		
9/18/2003	11751	Petty Cash	Other	66		
9/18/2003	11752	QWEST - 469B	Other	498		
9/18/2003	11753	Qwest 230M	Other	138		
9/18/2003	11754	Qwest 692B (was 723B)	Other	918		
9/18/2003	11755	Qwest Internet Solutions	Other	50		
9/18/2003	11756	Service Uniform Rental - DV	Other	69		
9/18/2003	11757	Teledyne Tekmar Company	Other	151		
9/18/2003	11758	Tri-R Systems, Inc.	Other	58		
9/18/2003	11759	Troemner, LLC	Other	396		
9/18/2003	11760	Univ of Colorado Tech Research Cntr	Other	231		
9/18/2003	11761	USFilter	Other	63		
9/18/2003	11762	V W R Scientific, Inc.	Lab Supplies & Equipment	2,849		
9/18/2003	11763	Xcel Energy	Utilities CC & GB	11,362		
9/24/2003	11764	Kontes	Other	556		
9/25/2003	11765	Airgas Dry Ice	Other	69		
9/25/2003	11766	Biopharma Compliance Services, LLC	Contract Project Services	3,200		
9/25/2003	11767	Cambridge Isotope Laboratories, Inc	Other	364		
9/25/2003	11768	Corporate Express	Other	312		
9/25/2003	11769	David Clark	Exp Rep/Mileage/Supplies	61		
9/25/2003	11770	Denver Reserve	Flex & DepCare deductions	949		

In re: Hauser Technical Services, Inc.		Debtor In Possession Interim Statement	
A Delaware Corporation		Statement Number:	6
		For the period:	
	Debtor	FROM:	9/1/2003
Chapter 11 Case No:	LA 03-18798-BB	TO:	9/30/2003

Date of Disbursement	Check Number	Payee		Purpose	General Account	Payroll Account	Tax Account
9/25/2003	11771	Federal Express		Other	198		
9/25/2003	11772	Galbraith Laboratories, Inc.		Other	484		
9/25/2003	11773	Hauser (Microbac)		Lab Services	1,500		
9/25/2003	11774	Ikon Office Solutions		Other	324		
9/25/2003	11775	Imagistics (was Pitney Bowes)		Other	104		
9/25/2003	11776	Iron Mountain		Other	113		
9/25/2003	11777	Jeol USA, Inc.		Equipment maintenance	1,560		
9/25/2003	11778	Linweld, Inc.		Other	963		
9/25/2003	11779	Mtech		Equipment maintenance	1,283		
9/25/2003	11780	Nelson Laboratories, Inc.		Other	170		
9/25/2003	11781	Orkin Exterminating		Other	196		
9/25/2003	11782	Pure Water Solutions, Inc.		Other	264		
9/25/2003	11783	Qwest - 922B (was 612B)		Other	47		
9/25/2003	11784	Rodney B. McKeever		Clean Harbors/Waste disposal	7,700		
9/25/2003	11785	Service Uniform Rental - DV		Other	66		
9/25/2003	11786	Sigma-Aldrich		Other	99		
9/25/2003	11787	Spectrum Chemicals & Laboratory Products		Other	55		
9/25/2003	11788	USP		Subscription	1,169		
9/25/2003	11789	Washington University		Other	325		
9/29/2003	11790	Hart Scientific		Other	637		
9/2/2003	Wire Trnsf	Payroll 9-4 - Direct Deposit		Payroll & Payroll Taxes	49,712		
9/3/2003	Wire Trnsf	Payroll 9-4 - Taxes		Payroll & Payroll Taxes	25,638		
9/4/2003	Pyrl Cks	Payroll 9-4 - Checks		Payroll & Payroll Taxes	11,877		
9/16/2003	Wire Trnsf	Payroll 9-18 - Direct Deposit		Payroll & Payroll Taxes	49,425		
9/17/2003	Wire Trnsf	Payroll 9-18 - Taxes		Payroll & Payroll Taxes	25,522		
9/18/2003	Pyrl Cks	Payroll 9-18 - Checks		Payroll & Payroll Taxes	11,841		
9/4/2003	Wire Trnsf	Putnam Investments		401 K Deposit	5,784		
9/2/2003	Wire Trnsf	Payroll 10-4 - Direct Deposit		Payroll & Payroll Taxes	49,096		
9/17/2003	Wire Trnsf	Putnam Investments		401 K Deposit	6,244		
9/16/2003	Wire Trnsf	Aug check voided & reissued		Payroll & Payroll Taxes	(1,570)		
9/1/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	234		
9/15/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	234		
9/26/2003	Wire Trnsf	Automatic Data Processing		Payroll Processing Fee	20		
9/20/2003	Acnt Trnsf	Wells Fargo	#	Bank Fee	574		
9/27/2003	Acnt Trnsf	Hauser Inc.	#	Admin Fees & Interest	83,000		
TOTAL DISBURSMENTS on this page (Total will automatically carry to p1)					501,127	0	0